UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

July 15, 2003

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On July 15, 2003 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated July 15, 2003

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
July 15, 2003 (Date)	/s/ ARIE BOS Arie Bos Director Corporate Communications

PRESS RELEASE

This press release contains forward-looking statements that involve inherent risks and uncertainties.  We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

Crucell Announces Second Quarter 2003 Results

Leiden, July 14, 2003 – Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced its financial results for the second quarter of 2003. Crucell's revenues for the second quarter 2003 were € 1.1 million (US$ 1.3 million) compared to € 2.9 million (US$ 3.3 million) for the same quarter in 2002. Net loss for the second quarter was € 6.2 million (US$ 7.1 million), compared to € 6.1 million (US$ 7.0 million) for the same quarter last year.

Crucell's total revenues for the first half year were € 3.3 million (US$ 3.7 million), compared to € 5.0 million (US$ 5.7 million) for the same period last year. The net loss for the first half year 2003 decreased by 14 % to € 9.9 million (US$ 11.3 million) down from a net loss of € 11.4 million (US$ 13.1 million) in the same period last year.

Operating costs for the second quarter of 2003 are € 7.1 million (US$ 8.1 million), € 2.1 million  (US$ 2.4 million) below the same period last year. Operating costs for the first half year are € 12.9 million (US$ 14.8 million), a decrease of € 3.6 million  (US$ 4.1 million) compared to the first half year in 2002. Reduced compensation costs, laboratory costs and external research costs are the main drivers for the lower operating expenses.

Highlights Second Quarter 2003

  Dr. C.E. Wilhelmsson and Mr. S. Lance appointed to Crucell's supervisory board. Dr. Wilhelmsson was Executive Director R&D of AstraZeneca until July 2002. Mr Lance is currently Chairman of Chiron Corporation;
  Merck & Co., Inc. signed a PER.C6™ license agreement for the production of antibodies and therapeutic proteins. This is the third license agreement Merck & Co. have entered into with the company;
  Cooperation Agreement with Merck & Co., Inc. expanded relating to PER.C6™ Cell Substrate Biologics Master File (BMF) at the FDA;
  Crucell announced its decision to develop a West Nile vaccine for humans after conducting successful animal studies;
  Kimron Veterinary Institute signed license agreement to develop a West Nile veterinary vaccine;
  Galapagos Genomics N.V., a 20.8 % shareholding of Crucell, announced its collaboration with Procter & Gamble in the field of osteoporosis and its collaboration with Degussa.

Key Figures Second Quarter 2003
(€ million, except net loss per share)

	Q2 2003	% change	Q2 2002
Revenues	1.1	(40%)	2.9
Net loss	(6.2)	1%	(6.1)
Net loss per share (basic and diluted)	(0.17)	-- %	(0.17)

Cash and cash equivalents on June 30, 2003 and December 31, 2002	99.3		110.6

Details of the Financial Results

Revenues

Second Quarter
Crucell revenues for the second quarter 2003 were € 1.1 million (US$ 1.3 million), compared to € 2.9 million (US$ 3.3 million) in the same quarter last year. License revenues in the second quarter 2003 amounted € 0.8 million (US$ 0.9 million), compared to € 1.9 million (US$ 2.1 million) in the second quarter 2002. Revenues in the second quarter consisted of upfront payments from new contracts as well as annual and other payments on existing contracts. Fewer new licenses were closed in the second quarter 2003 compared to the same period last year, resulting in lower upfront fees.

Government grants and other revenues amounted to € 0.3 million (US$ 0.3 million) in the second quarter 2003, compared to € 1.0 million (US$ 1.1 million) in the same quarter in 2002.

Half Year
Crucell revenues for the first half year 2003 were € 3.3 million (US$ 3.7 million), compared to € 5.0 million (US$ 5.7 million) in the same half year 2002. License revenues in the first half year 2003 amounted € 2.6 million (US$ 3.0 million), compared to € 3.8 million (US$ 4.3 million) in the first half year 2002. Revenues in the first half year consisted of upfront payments from new contracts as well as annual and other payments on existing contracts. Non-exclusive gene therapy licenses with Oxford Biomedica and Gencell were not renewed. This is not expected to have a material impact on revenues for the year.

Government grants and other revenues amounted to € 0.7 million (US$ 0.8 million) in the first half year 2003, compared to € 1.2 million (US$ 1.4 million) in the same half year in 2002.

The Company has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

Results

Second Quarter
The net loss for the second quarter 2003 was € 6.2 million (US$ 7.1 million), or € 0.17 net loss per share (US$ 0.19), compared to a net loss of  € 6.1 million (US$ 7.0 million), or € 0.17 net loss per share (US$ 0.19) for the second quarter 2002.

Total research and development expenses in the second quarter 2003 decreased to € 6.1 million (US$ 7.0 million), from € 6.5 million (US$ 7.4 million) in the second quarter of 2002. Selling, general and administrative expenses were € 1.0 million (US$ 1.2 million), a 61 % decrease compared to € 2.6 million (US$ 3.0 million) during the same quarter in 2002.

Half Year
The net loss for the first half year 2003 was € 9.9 million (US$ 11.3 million), or € 0.28 net loss per share (US$ 0.32), compared to a net loss of  € 11.4 million (US$ 13.1 million), or € 0.32 net loss per share (US$ 0.37) for the first half year 2002.

Total research and development expenses in the first half year 2003 were € 10.2 million (US$ 11.6 million), compared to € 11.8 million (US$ 13.5 million) in the first half year of 2002. Selling, general and administrative expenses for the first half year 2003 were € 2.6 million (US$ 3.0 million), compared to € 4.8 million (US$ 5.4 million) for the same half year in 2002.

Cash Flow and Cash Position

Half Year
In total, cash burn during the first half year of 2003 amounted to € 11.4 million (US$ 13.0 million). This represents an increase of € 5.5 million (US$ 6.3 million), compared to the same period in 2002. The company received no proceeds from sale-lease-back transactions, compared to € 4.6 million (US$ 5.2 million) of proceeds which were received during the same period last year. This is the primary cause of increased cash burn during the first half year of 2003.

Cash invested in operating activities in the first half year of 2003 was € 10.3 million (US$ 11.8 million), compared to € 9.2 million (US$ 10.5 million) in the same period in 2002. This increase is mainly due to changes in working capital. Investments in plant and equipment decreased 50 % to € 1.0 million (US$ 1.2 million) in the first half year 2003, compared to € 2.0 million (US$ 2.3 million) in the first half year 2002.

The company's cash and cash equivalents amount to € 99.3 million (US$ 110.6 million) on June 30, 2003.

The company is expected to reach profitability once products based on Crucell's production technology are brought to market.

Other

Dinko Valerio, Chief Executive Officer of Crucell, sold 100,000 of his total holding of 681,549 shares in the company on June 16, 2003 at € 2.50 per share and used the full proceeds to repay his director loan outstanding to the company. The interest bearing director loan was reduced to € 441,992 (US$ 505,639) after repayment.

628,125 employee stock options with an exercise price of € 4.23 expired out of the money on June 24, 2003. The stock appreciation rights attached to these options expired on the same date, resulting in a reduction in compensation costs of € 2.1 million (US$ 2.4 million) for the first half year 2003. Outstanding options amount to 10.4 % of outstanding common shares at June 30, 2003.

Note: Euros are converted to US Dollars at June 30, 2003 exchange rate of 1.144.

About Crucell
Crucell N.V. is committed to improving public health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6™ production technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co., Inc. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. Crucell has partnered with the US National Institutes of Health(NIH) for the development of an Ebola vaccine. The company has formed an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL).  For more information visit www.crucell.com.

For further information please contact:

Crucell N.V. Leonard Kruimer Chief Financial Officer Tel. +31-(0)71-524 8722 Fax.+31-(0)71-524 8935 l.kruimer@crucell.com	Crucell N.V. Louise Dolfing Manager Communications Tel. +31-(0)71-524 8863 Fax.+31-(0)71-524 8935 l.dolfing@crucell.com

CRUCELL N.V.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands of Euros)

	June 30,	December 31,
	2003	2002

Assets

Current assets:
Cash and cash equivalents	€99 254	€110 645
Available for sale securities	1 260	-
Trade accounts receivable	1 304	1 009
Receivable from related parties and employees	39	-
Prepaid expenses and other current assets	2 247	2 823

Total current assets	104 104	114 477

Notes receivable from related parties and employees	639	901
Plant and equipment, net	10 768	11 153
Developed technology, net	2 660	3 326

Total assets	€118 171	€129 857
	==========	==========

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	€2 424	€2 407
Accrued compensation and related benefits	698	3 033
Short term portion of deferred revenue	2 250	2 334
Accrued liabilities	3 364	5 025

Total current liabilities	8 736	12 799

Long term liabilities
Long term obligation under capital lease	1 628	1 951
Long term portion of deferred revenue	4 073	3 698

Total long term liabilities	5 701	5 649

Ordinary shares, €0.24 par value; 89,199,990 shares authorized; 36,004,974 and 35,649,938 shares issued and outstanding at June 30, 2003 and December 31, 2002 respectively

	8 641	8 556
Additional paid in capital	338 652	336 652
Deferred compensation	(4 831)	(3 992)
Other comprehensive income	936	-
Accumulated deficit	(239 664)	(229 807)

Total shareholders' equity	103 734	111 409

Total liabilities and shareholders' equity	€118 171	€129 857
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CRUCELL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands of Euros)

	3 months ended June 30,		6 months ended June 30,

	2003	2002	2003	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES:
License	€845	€1 856	€2 580	3 767
Government grants and other revenues	300	997	685	1 247

Total revenues	1 145	2 853	3 265	5 014

COSTS AND EXPENSES:
Research and development	6 122	6 486	10 160	11 772
Selling, general and administrative	1 026	2 634	2 614	4 755
Developed technology amortization	333	333	666	666
Stock based compensation	459	345	938	627

Total costs and expenses	7 940	9 798	14 378	17 820

LOSS FROM OPERATIONS	(6 795)	(6 945)	(11 113)	(12 806)

Interest income, net	569	879	1 285	1 849
Foreign currency gain/(loss)	(2)	(78)	(29)	28
Equity in losses of unconsolidated investments	-	-	-	(507)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(6 228)	(6 144)	(9 857)	(11 436)
Provision for income taxes	-	-	-	-

NET LOSS	€(6 228)	€(6 144)	€(9 857)	(11 436)
	=========	=========	========	=========
BASIC AND DILUTED NET LOSS PER SHARE:
Net loss per share - basic and diluted	€(0,17)	€(0,17)	€(0,28)	(0,32)
Weighted average shares outstanding - basic and diluted	35 855	35 553	35 777	35 515
(Shares * 1.000)

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOW
(amounts in thousands of Euros)

	6 months ended
	June 30,

	2003	2002

Operating activities
Net loss	€(9 857)	€(11 436)

Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation	1 377	1 292
Loss on disposal of plant and equipment	43	72
Stock based compensation	938	627
Intangible amortization	666	666
Equity in losses of unconsolidated investments	-	507

Change in operating assets and liabilities:
Trade accounts receivable	(295)	2 332
Receivable from related parties and employees	223	288
Prepaid expenses and other current assets	252	(1 135)
Accounts payable	17	43
Accrued compensation and related benefits	(2 335)	641
Deferred revenue	291	(1 044)
Accrued liabilities	(1 661)	(2 021)

Net cash used in operating activities	(10 342)	(9 168)

Cash flow from investing activities
Purchase of plant and equipment	(1 082)	(1 969)
Proceeds from sale of plant and equipment	48	-

Net cash used in investing activities	(1 034)	(1 969)

Cash flow from financing activities
Proceeds from the issuance of ordinary shares	308	776
Principal payments under capital lease obligation	(323)	(123)
Proceeds from sale and lease-back of plant and
equipment	-	4 573

Net cash provided by financing activities	(15)	5 226

Net decrease in cash and cash equivalents	€(11 391)	€(5 911)

Cash and cash equivalents at beginning of period	110 645	120 243

Cash and cash equivalents at end of period	99 254	114 332
	==========	==========
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